UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ___)*
MFC BANCORP LTD.
(Name of Issuer)
Common Stock Without Par Value
(Title of Class of Securities)
55271X 20 2
(CUSIP Number)
Michael J. Smith TriMaine Holdings, Inc. 8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China Telephone (852) 2537-3613
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 10, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(3), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55271X 20 2

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). TRIMAINE HOLDINGS, INC.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X] (b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions): OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6. Citizenship or Place of Organization: Washington
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 1,870,000(1)
8. Shared Voting Power: 0
9. Sole Dispositive Power: 1,870,000(1)
10. Shared Dispositive Power: 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,870,000(1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13. Percent of Class Represented by Amount in Row (11): 12.0%(1)
14. Type of Reporting Person (See Instructions): CO

(1) This number includes 1,370,000 shares of common stock without par value of MFC Bancorp Ltd. registered in the name of TriMaine Holdings, Inc. but beneficially owned by its direct, wholly-owned subsidiary, Inverness Enterprises Ltd.

CUSIP No. Not Applicable
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). INVERNESS ENTERPRISES LTD.
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [X ] (b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions): OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6. Citizenship or Place of Organization: BRITISH COLUMBIA, CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,370,000(1)
8. Shared Voting Power 0
9. Sole Dispositive Power 1,370,000(1)
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,370,000(1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13. Percent of Class Represented by Amount in Row (11) 8.8%
14. Type of Reporting Person (See Instructions): CO

(1) These shares of common stock without par value of MFC Bancorp Ltd. are registered in the name of TriMaine Holdings, Inc.

Item 1. Security And Issuer

This Statement relates to shares of common stock without par value (the "Shares") of MFC Bancorp Ltd. (the "Issuer").

The principal executive offices of the Issuer are located at 8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China.

Item 2. Identity And Background

This statement is filed on behalf of TriMaine Holdings, Inc. ("TriMaine") and its direct, wholly-owned subsidiary, Inverness Enterprises Ltd. ("Inverness"). The Issuer holds approximately 83% of the capital of TriMaine.

The following table lists the name, citizenship, business address and principal occupation of the executive officer and director of TriMaine.
Name	Citizenship	Residence or Business Address	Principal Occupation
Michael J. Smith	British	8th Floor, Dina House Ruttonjee Centre 11 Duddell Street Hong Kong SAR, China	President, Chief Executive Officer and Secretary of the Issuer, MFC Bancorp Ltd. 8th Floor, Dina House Ruttonjee Centre 11 Duddell Street Hong Kong SAR, China

The following table lists the name, citizenship, business address and principal occupation of the executive officer and director of Inverness.
Name	Citizenship	Residence or Business Address	Principal Occupation
Rene Randall	American	Suite 1620 - 400 Burrard Street Vancouver, British Columbia V6C 3A6	President of Logan International Corp. Suite 1620 - 400 Burrard Street Vancouver, BC V6C 3A6 Canada

TriMaine operates in the financial services industry, including investments in real estate, and has an address at 8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China. Inverness is a private company and has its registered and records office at Suite 800, 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H1.

During the last five years, neither TriMaine nor Inverness, or, to their knowledge, any of their respective officers or directors, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither TriMaine nor Inverness, or, to their knowledge, any of their respective officers or directors, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

TriMaine is organized under the laws of the State of Washington. Inverness is organized under the laws of the Province of British Columbia, Canada.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of Transaction

With the approval of the proposal to dissolve by the shareholders of TriMaine at the shareholders meeting held on December 9, 2004, TriMaine is proceeding with its dissolution and will be filing its articles of dissolution with the Washington Secretary of State shortly. As part of the approved dissolution, TriMaine has terminated the trust agreement so that: (a) TriMaine is now the legal owner of the 1,870,000 Shares previously held by New Image Investments Co. Ltd., a British Virgin Islands company, as trustee, on behalf of TriMaine, as beneficiary; and (b) Inverness is the beneficial owner of 1,370,000 of these 1,870,000 Shares.

TriMaine and Inverness had acquired the Shares for investment purposes. At this time, neither TriMaine nor to its knowledge, its sole director and executive officer, has the intention of acquiring additional Shares. TriMaine and Inverness plan to distribute the 1,3700,000 Shares that it legally and beneficially owns in accordance with its proposal to dissolve and the Washington Business Corporations Act. At this time, neither Inverness nor, to its knowledge, its sole director and executive officer, have the intention of acquiring additional shares of the Issuer, although Inverness reserves the right to make additional purchases on the open market, in private transactions and from treasury. Neither Inverness nor, to its knowledge, its sole director and executive officer, have any plans or proposals to effect any of the transactions listed in Item 4(a) to (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Until it is dissolved, TriMaine has the sole power to direct the vote of, and has beneficial ownership of, 500,000 Shares (representing approximately 3.2% of the common stock of the Issuer). Inverness has the sole power to direct the vote of, and has beneficial ownership of, 1,370,000 Shares (representing approximately 8.8% of the common stock of the Issuer).

To the knowledge of TriMaine, its sole director and executive officer does not have any power to vote or dispose of any Shares, nor did he or TriMaine effect any transactions in such shares during the past 60 days, except as disclosed herein. To the knowledge of Inverness, its sole director and executive officer does not have any power to vote or dispose of any Shares, nor did he or TriMaine effect any transactions in such shares during the past 60 days, except as disclosed herein.

Michael J. Smith, the President, Chief Financial Officer and Secretary of TriMaine is also the President, Chief Executive Officer, Secretary and a director of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the fact that TriMaine holds legal title to 1,370,000 Shares of the Issuer in trust for Inverness, as beneficial owner, there are no contracts, arrangements, understandings, or relationships between TriMaine or Inverness and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

A. Joint Filing Agreement

Signature

After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

December 22, 2004
Date

TRIMAINE HOLDINGS, INC.

/s/ Michael J. Smith
Signature

Michael J. Smith, President, Chief Financial Officer and Secretary
Name/Title

INVERNESS ENTERPRISES LTD.

/s/ Rene Randall

Signature

Rene Randall, President

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)

INDEX OF EXHIBITS

Exhibit No. Description

A. Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned agree that the foregoing Statement of Schedule 13D is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to §240.13d-1(k).

December 22, 2004

Date

TRIMAINE HOLDINGS, INC.

/s/ Michael J. Smith

Signature

Michael J. Smith, President

Name/Title

INVERNESS ENTERPRISES LTD.

/s/ Rene Randall

Signature

Rene Randall, President

Name/Title